大華銀行
UNITED OVERSEAS BANK

[redacted]

05010406

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A26/sc/atl

29 July 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

UOB ANNOUNCEMENT AND NEWS RELEASE

We enclose the following announcement and news release for your information:

1. Announcement dated 27 July 2005 captioned "Proposed Merger between Bank of Asia Public Company Limited and UOB Radanasin Bank Public Company Limited"; and

2. News Release dated 29 July 2005 captioned "Unaudited Results for the First Half/Second Quarter ended 30 June 2005".

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Encs

ธนาคารเอเชีย
BANK of ASIA
Member of United Overseas Bank

[Translation]

Ref. LorTorTor. 051/2005 27 July 2005

Subject : Progress on the Merger between Bank of Asia Public Company Limited and UOB Radanasin Bank Public Company Limited

To : President of the Stock Exchange of Thailand.

Bank of Asia Public Company Limited has received a letter from Bank of Thailand, subject : Result of the Application to Implement according to the One Presence Policy dated 18 July 2005, informing that there is no objection to the proposed combination of business between Bank of Asia Public Company Limited and UOB Radanasin Bank Public Company Limited. In this regard, Bank of Asia and UOB Radanasin Bank are requested to propose the final merger project for combination and transfer of business including the application for any related waivers to the Ministry of Finance through Bank of Thailand for further consideration under the legal procedures.

Accordingly, on 27 July 2005, the Final Merger Project was submitted to the Ministry of Finance through the Bank of Thailand for further consideration.

Please be informed accordingly.

Yours faithfully,

- Signature -

(Mr. Lee Tse Tiong)
Senior Executive Vice President

ทะเบียนเลขที่ บมจ. 50
ธนาคารเอเชีย จำกัด (มหาชน) 191 ถนนสาทรใต้ กรุงเทพฯ 10120 โทร. 0 2343 3000 โทรสาร. 0 2287 2973-4
Bank of Asia Public Company Limited 191 South Sathon Road, Bangkok 10120, Thailand. Tel. +66 (0) 2343 3000 Fax. +66 (0) 2287 2973-4 www.BankAsia4U.com

ธนาคารยูโอบี รัตนสิน UOB RADANASIN BANK 大華滙豐銀行
(A MEMBER OF THE UNITED OVERSEAS BANK GROUP)

UOB RADANASIN BANK Pcl.
690 Sukhumvit Road, Klongton,
Klongtoey, Bangkok 10110 Thailand
Telephone : +66(0) 2260-0090
Facsimile : +66(0) 2260-5310-11
www.uob-radanasin.co.th
Registration No.Pcl. 434

บมจ.ธนาคารยูโอบี รัตนสิน
690 ถนนสุขุมวิท แขวงคลองตัน
เขตคลองเตย กรุงเทพฯ 10110
โทรศัพท์ : 0-2260-0090
โทรสาร : 0-2260-5310-11
www.uob-radanasin.co.th
ทะเบียนเลขที่ บมจ. 434

Translation

No.LorBor. 042/2005

27th July, 2005.

Subject : Progress on the Merger between Bank of Asia Public Company Limited and UOB Radanasin Bank Public Company Limited

To : The President
The Stock Exchange of Thailand.

UOB Radanasin Bank Public Company Limited has received a letter from Bank of Thailand, subject : Result of the Application to Implement according to the One Presence Policy dated 18 July 2005, informing that there is no objection to the proposed combination of business between Bank of Asia Public Company Limited and UOB Radanasin Bank Public Company Limited. In this regard, Bank of Asia and UOB Radanasin Bank are requested to propose the final merger project for combination and transfer of business including the application for any related waivers to the Ministry of Finance through Bank of Thailand for further consideration under the legal procedures.

Accordingly, on 27th July 2005, the Final Merger Project was submitted to the Ministry of Finance through the Bank of Thailand for further consideration.

Please be informed accordingly.

Yours faithfully,

William Chong Kim Khong

William Chong Kim Khong
Head of Division and
Acting Head of Secretariat Department.

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE FIRST HALF/SECOND QUARTER ENDED 30 JUNE 2005

	Group					
	1st Half 2005	1st Half 2004	Incr / (Decr)	**2nd Quarter 2005**	2nd Quarter 2004	Incr / (Decr)
	$'000	$'000	%	**$'000**	$'000	%
Interest income	**2,265,911**	1,678,896	35.0	**1,169,436**	849,535	37.7
Less : Interest expense	**1,109,436**	622,982	78.1	**595,853**	317,031	87.9
Net interest income	**1,156,475**	1,055,914	9.5	**573,583**	532,504	7.7
Dividend income	**44,687**	28,356	57.6	**41,939**	21,970	90.9
Fee and commission income	**371,696**	321,951	15.5	**185,974**	152,223	22.2
Rental income	**32,371**	32,348	0.1	**16,201**	16,403	(1.2)
Other operating income	**201,506**	153,151	31.6	**89,805**	52,332	71.6
Income before operating expenses	**1,806,735**	1,591,720	13.5	**907,502**	775,432	17.0
Less : Staff costs	**315,639**	265,049	19.1	**162,582**	135,239	20.2
Other operating expenses	**351,138**	283,276	24.0	**184,867**	145,233	27.3
	666,777	548,325	21.6	**347,449**	280,472	23.9
Operating profit before goodwill and other impairment	**1,139,958**	1,043,395	9.3	**560,053**	494,960	13.2
Less : Goodwill written-off / amortised	**57,913**	100,573	(42.4)	**56,269**	50,337	11.8
Less : Impairment charges	**80,535**	96,518	(16.6)	**14,493**	36,153	(59.9)
Operating profit after goodwill and other impairment	**1,001,510**	846,304	18.3	**489,291**	408,470	19.8
Share of profit of associates	**46,189**	75,947	(39.2)	**32,297**	46,591	(30.7)
Profit before tax	**1,047,699**	922,251	13.6	**521,588**	455,061	14.6
Less : Tax	**208,928**	193,847	7.8	**100,432**	93,395	7.5
Share of tax of associates	**13,640**	17,780	(23.3)	**5,498**	10,509	(47.7)
Profit after tax	**825,131**	710,624	16.1	**415,658**	351,157	18.4
Less :						
Net profit attributable to minority interests	**10,461**	5,978	75.0	**6,702**	3,753	78.6
Net profit attributable to members	**814,670**	704,646	15.6	**408,956**	347,404	17.7

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	30-Jun-05	Restated^ 31-Dec-04	30-Jun-04	**30-Jun-05**	Restated^ 31-Dec-04	30-Jun-04
	$'000	$'000	$'000	**$'000**	$'000	$'000
Assets						
Total Assets	**136,856,374**	134,775,577	116,804,717	**113,580,169**	112,562,056	100,892,265
Loans and advances including trade bills to non-bank customers	**64,623,116**	64,187,972	59,895,234	**50,465,631**	50,459,579	50,466,866
Liabilities						
Deposits of non-bank customers	**80,474,610**	78,950,708	71,631,027	**63,611,504**	62,286,475	60,629,161
Total deposits including bankers' deposits	**108,889,960**	107,144,805	93,590,147	**91,076,994**	90,151,507	82,356,452
Subordinated debts (unsecured)						
- Due after one year	**5,798,529**	5,676,766	3,010,290	**5,716,923**	5,592,809	3,010,290
Other debts issued						
- Due within one year (secured) *	**860,296**	925,366	929,068	**-**	-	-
- Due within one year (unsecured)	**267,559**	16,338	17,197	**267,559**	16,338	17,197
- Due after one year (unsecured)	**490,841**	517,489	415,927	**490,841**	517,489	415,927
Capital and reserves						
Issued and paid-up capital	**1,537,621**	1,536,255	1,571,951	**1,537,621**	1,536,255	1,571,951
Total shareholders' equity	**13,516,615**	13,456,026	13,449,949	**11,714,047**	11,689,753	11,870,197
Net asset value						
Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.79**	8.76	8.56	**7.62**	7.61	7.55

^ Restated upon adoption of FRS39 on 1 January 2005.

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all assets of the SPE.

3. OTHER INFORMATION

	Group					
	1st Half 2005 $'000	1st Half 2004 $'000	Incr/ (Decr) %	**2nd Quarter 2005 $'000**	2nd Quarter 2004 $'000	Incr / (Decr) %
(a) Depreciation ($'000)	**70,232**	57,284	22.6	**35,042**	29,002	20.8
(b) Annualised net profit as a percentage of average total shareholders' equity (%)						
- Including goodwill impairment	**11.9**	10.5	13.3	**12.0**	10.4	15.4
- Excluding goodwill impairment	**12.8**	12.0	6.7	**13.6**	11.9	14.3
(c) Annualised earnings per share (cents)						
- Basic	**106.0**	89.7	18.2	**106.4**	88.4	20.4
- Fully diluted	**106.0**	89.6	18.3	**106.4**	88.4	20.4

(d) Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued between 1-Apr-05 and 30-Jun-05	No. of new shares that would have been issued upon the exercise of all outstanding options At 30-Jun-05	At 30-Jun-04
Exercise of share options granted under the UOB 1999 Share Option Scheme	1,091,000	2,875,000	4,090,000

4. REVIEW OF PERFORMANCE

(a) The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The new and revised FRS that are applicable to the Group with effect from 1 January 2005 and that have impact on the Group's financials are as follows:

i) FRS39 Financial Instruments: Recognition and Measurement

ii) FRS103 Business Combinations / FRS36 Impairment of Assets / FRS38 Intangible Assets

iii) FRS102 Share-based Payment

iv) FRS105 Non-current Assets Held for Sale and Discontinued Operations

FRS39 requires prospective application with the opening balances of the affected financial assets and financial liabilities as at 1 January 2005 to be restated and the resulting changes adjusted to the shareholders' equity. The restated 31 December 2004 balances in this announcement refer to the adjusted opening balances as at 1 January 2005 and are presented to facilitate comparison with the current period's balances.

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first half of 2005 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2004.

(b) The Group acquired Bank of Asia Public Company Limited and its subsidiaries ("BOA") on 27 July 2004. Accordingly, BOA's financials were included in the Group's financial statements for the first half / second quarter of 2005 but not for the corresponding periods of 2004.

(c) 1st Half 2005 versus 1st Half 2004

(i) The Group's net profit after tax ("NPAT") of $815 million recorded in the first half of 2005 ("1H05") was an increase of $110 million or 15.6% over the $705 million registered in the first half of 2004 ("1H04"). The increase was mainly due to higher net interest income, higher fee and commission income, higher other operating income, and the discontinuation of goodwill amortisation. These were partly offset by higher operating expenses, write-off of goodwill in respect of UOB Philippines, and lower share of profit of associates. Excluding BOA's NPAT of $26 million for 1H05, the Group's NPAT would have shown an increase of 12.0% over that of 1H04.

(ii) Total income increased $215 million or 13.5% to $1,807 million in 1H05 from $1,592 million in 1H04, primarily due to higher net interest income mainly from customer loans, higher fee and commission income mainly from loan-related and fund management activities, higher gains on investment securities and foreign exchange, as well as higher dividend income. BOA contributed $139 million to the Group's total income, mainly on net interest income and fee and commission income. Excluding BOA's income, the Group's total income would have increased 4.8% over that of 1H04.

(iii) The Group's total operating expenses increased 21.6% to $667 million in 1H05 from $548 million in 1H04 attributed mainly to the acquisition of BOA. Staff costs increased 19.1% to $316 million while other operating expenses increased 24.0% to $351 million. Consequently, the expense-to-income ratio of the Group increased to 36.9% in 1H05 from 34.4% in 1H04. Excluding BOA's expenses of $93 million, the Group's total operating expenses would have shown a lower increase of 4.7% and the expense-to-income ratio would have remained the same as 1H04 at 34.4%.

(iv) Total impairment charges decreased $16 million or 16.6% to $81 million in 1H05 from $97 million in 1H04. The decrease was mainly from investment securities, partially offset by higher impairment charges on loans and lower write-back of collective impairment.

(v) Share of pre-tax profit of associates decreased $30 million to $46 million in 1H05 from $76 million in 1H04 mainly due to the cessation of equity accounting for United Overseas Land Limited with effect from 1 January 2005 following the divestment exercise.

(d) 2nd Quarter 2005 versus 2nd Quarter 2004

(i) The Group's NPAT increased 17.7% to $409 million in the second quarter of 2005 ("2Q05") from $347 million in the second quarter of 2004 ("2Q04"). The increase was mainly due to higher net interest income, higher other operating income, higher fee and commission income and lower impairment charges. These were partially offset by higher operating expenses. Excluding BOA's NPAT of $15 million for 2Q05, the Group's NPAT would have shown an increase of 13.6% over that of 2Q04.

(ii) Total income increased 17.0% to $908 million in 2Q05 from $775 million in 2Q04, mainly due to higher net interest income from customer loans, higher gains on investment securities and foreign exchange, higher fee and commission income mainly from loan-related and fund management activities, and higher dividend income. BOA contributed $72 million to the Group's total income in 2Q05, mainly on net interest income and fee and commission income. Excluding BOA's income, the Group's total income would have increased 7.8% over that of 2Q04.

(iii) The Group's total operating expenses increased 23.9% to $347 million in 2Q05 compared to $280 million in 2Q04, mainly due to the acquisition of BOA. Staff cost increased 20.2% to $163 million while other operating expenses increased 27.3% to $185 million. Consequently, expense-to-income ratio rose to 38.3% in 2Q05 compared to the 36.2% in 2Q04. Excluding BOA's expenses of $46 million, total operating expenses would have shown a lower increase of 7.5% and the expense-to-income ratio would have been lower at 36.1%.

(iv) Total impairment charges decreased $22 million or 59.9% to $14 million in 2Q05 from $36 million in 2Q04. The decrease was mainly from investment securities, partially offset by lower write-back of collective impairment.

(e) The Group's net loans and advances to customers of $64,623 million as at 30 June 2005 were 0.7% higher than the $64,188 million as at 31 December 2004 (restated). Group non-performing loans ("NPLs") decreased 12.2% to $4,563 million as at 30 June 2005 from $5,199 million as at 31 December 2004 (restated). Consequently, Group NPL ratio improved to 6.7% as at 30 June 2005 from 7.6% as at 31 December 2004 (restated). Of the total Group NPLs as at 30 June 2005, $2,535 million or 55.6% were secured by collateral, and $2,858 million or 62.6% were in the Substandard category.

(f) Total cumulative impairment of the Group was $3,110 million as at 30 June 2005 compared to the $3,573 million as at 31 December 2004 (restated). Collective impairment as at 30 June 2005 was $1,316 million or 42.3% of total cumulative impairment. The total cumulative impairment as at 30 June 2005 provided coverage of 68.2% against Group NPLs, compared to the 68.7% as at 31 December 2004 (restated). As at 30 June 2005, unsecured NPLs were 153.4% covered by total cumulative impairment, compared to the 133.1% as at 31 December 2004 (restated).

(g) Total assets of the Group as at 30 June 2005 were $136,856 million, representing a growth of 1.5% over the $134,776 million as at 31 December 2004 (restated).

(h) As at 30 June 2005, the Group's total Capital Adequacy Ratio ("CAR") of 15.0% was 5.0% points above the minimum of 10% set by Monetary Authority of Singapore and 0.5% point lower than the total CAR of 15.5% as at 31 December 2004 (restated).

5. DIVIDEND

The Directors are pleased to declare an interim dividend of 20% or 20 cents per share less 20% Singapore income tax (2004 interim: 20% or 20 cents per share less 20% Singapore income tax) in respect of the financial year ending 31 December 2005. The dividend will be paid on 26 August 2005.

Together with the special dividend of 28.5% or 28.5 cents less 20% Singapore income tax, paid in specie of shares in United Overseas Land Limited on 11 July 2005, the total dividend for the financial period ended 30 June 2005 will be 48.5% or 48.5 cents less 20% Singapore income tax.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the book closure date will be entitled to the interim dividend, in accordance with the terms of the scheme.

6. CLOSURE OF BOOKS

Notice is hereby given that, the Share Transfer Books and Register of Members of the Bank will be closed from 16 August 2005 to 17 August 2005, both dates inclusive, to determine shareholders' entitlement to the interim dividend. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 15 August 2005 will be registered to determine shareholders' entitlement to the interim dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the interim dividend will be paid by the Bank to CDP which will in turn distribute the dividend entitlement to shareholders.

7. EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On 15 July 2005, the Bank announced that its wholly-owned subsidiary, UOB International Investment Pte Ltd ("UOBII"), has entered into a Heads of Agreement with P.T. Sari Dasa Karsa for the acquisition of 1,729,872,821 of the issued common shares in P.T. Bank Buana Indonesia Tbk ("Bank Buana") for a consideration of Rupiah 1,650 billion (approximately S$285 million). The completion of the acquisition is conditional upon certain matters, including the execution of a definitive sale and purchase agreement and obtaining regulatory consents. The acquisition is not expected to have a material impact on the earnings or net tangible assets of the Bank for the current financial year.

UOBII currently owns 23% of the issued common shares in Bank Buana. After completion of the acquisition, its shareholding will increase to 53% and Bank Buana will become a subsidiary of UOBII. Upon completion of the acquisition, UOBII will conduct a tender offer for the rest of the shares in Bank Buana in compliance with the applicable laws and regulations.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 29th day of July 2005

The results are also available at the Bank's website at www.uobgroup.com